

July 9, 2009

Room 7010

Kenneth D. Mann
Vice President and Chief Financial Officer
Deltic Timber Corporation
210 East Elm Street, PO Box 7200
El Dorado, Arkansas 71731

> **Re: Deltic Timber Corporation**
> **Annual Report on Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 6, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 23, 2009**
> **File No. 1-12147**

Dear Mr. Mann:

We have reviewed your response dated May 26, 2009 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2008

Consolidated Statements of Cash Flows, page 47

1.   We note your response to prior comment 4 that discusses your classification of certain real estate costs as investing activities on your statement of cash flows. As noted on page 33, you have included $11.2 million of capital expenditures for real estate that includes costs for residential lot development in your $29.3 million of capital expenditures as presented as an investing activity on your statement of cash flows. Historically, capital expenditures for real estate have been between $10-$15 million of your total capital expenditures requiring cash. In future filings, please revise to include these cash outflows related to assets that are held for sale as operating activities in accordance with

SFAS 95. Please note that presenting these costs as operating rather than investing would have decreased your operating cash flows by approximately 50%.

2.   Your response to prior comment 4 and your policy note for timber and timberlands indicates that you classify your timberlands and fee timber as "strategic" and "non-strategic." Your footnote 5 does not break out your timber and timberland balance by strategic and non-strategic. In future filings, please revise your disclosure to include the carrying amount of your non-strategic assets and the gain or loss on the sale of these assets as required in paragraph 47 of SFAS 144.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief